FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Mitsui & Co., Ltd. To Delist American Depositary Shares

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 3, 2010

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 3, 2010

MITSUI & CO., LTD.

By:	/s/ Junichi Matsumoto
Name:	Junichi Matsumoto
Title:	Executive Vice President
Chief Financial Officer

December 3, 2010

For Immediate Release:

Mitsui & Co., Ltd.

Mitsui & Co., Ltd. To Delist American Depositary Shares

Tokyo, Japan, December 3, 2010 —Mitsui & Co., Ltd. (hereinafter the “Mitsui”) announced today that its Board of Directors has decided to file for voluntary delisting of its American Depositary Shares (“ADS”), each representing 20 shares of common stock of Mitsui, from The NASDAQ Stock Market (“NASDAQ”). In connection with the delisting, Mitsui intends to file for termination of registration of its common stock under the Securities and Exchange Act of 1934, as amended and the rules promulgated thereunder (the “Exchange Act”), as described below.

Mitsui noted that the average daily trading volume of Mitsui’s ADSs on the NASDAQ accounts for a very small fraction of the total volume Mitsui’s shares traded. Mitsui believes, therefore, that the costs and expenses associated with the continued listing on the NASDAQ are not economically justified.

Mitsui first offered its convertible bonds and common shares to the public in the United States in May 1963, and subsequently listed its ADSs in February 1971 on the NASDAQ. Since that time, Mitsui has provided transparent financial reporting and information disclosure in compliance with disclosure requirements of the Exchange Act, and has prepared financial statements in accordance with U.S. generally accepted accounting principles (GAAP). In addition, Mitsui has reinforced internal controls as provided for by the Sarbanes-Oxley Act of 2002. Because disclosure and internal controls requirements in Japan are now comparable to those in the U.S., Mitsui believes that it will be able to maintain the same levels of discipline in its internal control and transparency as it has historically.

Mitsui intends to maintain its American Depositary Receipt program in the U.S., and therefore anticipates that its ADSs will continue to be traded in the U.S., although on the over-the-counter market. Mitsui will continue to disclose financial statements, and other information, in English on its home page to ensure that its overseas shareholders and investors will continue to have appropriate information about Mitsui, irrespective of the termination of periodic reporting obligations under the Exchange Act. Mitsui will also continue to prepare its consolidated financial statements in accordance with U.S. GAAP.

Mitsui will continue to be listed on The Tokyo Stock Exchange, Osaka Stock Exchange, Nagoya Stock Exchange, Sapporo Securities Exchange, and Fukuoka Stock Exchange.

The anticipated schedule of delisting and U.S. Securities and Exchange Commission (the “SEC”) deregistration is:

Early April 2011	Mitsui to provide NASDAQ with a written pre-notice of the delisting application.

Mid-April 2011	Mitsui to file Form 25 with the SEC for the delisting and deregistration.

Late April 2011	Delisting to become effective. Mitsui to file Form 15 with the SEC to terminate Mitsui’s reporting obligations under the Exchange Act.

July 2011	Deregistration to become effective.

Termination of Mitsui’s reporting obligations under the Exchange Act to become effective.

Note: The schedule provided above including the anticipated effective dates may be delayed if the SEC objects or requests an extended review or for other reasons.

Contact information for Mitsui’s ADRs

Citibank Shareholder Services

Tel: 1-877-248-4237 (toll free in USA)

Tel: 1-781-575-4555 (Outside USA)

Internet: www.citi.com/adr

E-mail: citibank@shareholders-online.com

Shareholder Service Representatives are available Monday through Friday, from 8:30 a.m. to 6:00 p.m. Eastern Time in the United States.

For further information, please contact:

Mitsui & Co., Ltd.

Investor Relations Division	Corporate Communications Division
Telephone: +81-3-3285-7910	Telephone: +81-3-3285-7566

Notice: This press release includes forward-looking statements about Mitsui. These forward-looking statements are based on the current assumptions and beliefs of Mitsui in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Mitsui’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The risks, uncertainties and other factors referred to above include, but are not limited to, those contained in Mitsui’s latest annual report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission.

This press release is published in order to publicly announce specific facts stated above, and does not constitute a solicitation of investments or any similar act inside or outside of Japan, regarding the shares, bonds or other securities issued by us.